April 13, 2006





Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Dear Ms. Cvrkel:

We received your letter dated March 30, 2006, providing comment on the Denny's Corporation ("Denny's" or the "Company") Form 10-K for the fiscal year ended December 28, 2005, which was filed on March 13, 2006. Your letter offered the following comment:

1. Given the significant level of operating losses and net losses experienced during the past three fiscal years, please explain in further detail how the Company has determined that its various categories of long-lived assets, including goodwill, property, plant and equipment, trademarks and trade names were not impaired at December 28, 2005. As part of your response, you should explain in detail how each category of long-lived assets was evaluated for impairment, including the methods used in determining fair values and any other significant or relevant assumptions. Your response should also indicate whether projected sales and profit margins used in your analysis are expected to improve in future periods and your basis for assuming these improvements. We may have further comment upon receipt of your response.

Please consider the following in response to your comment:

Denny's has actually experienced operating income during each of the last three fiscal years, including $46.0 million in 2003, $53.8 million in 2004 and $48.5 million in 2005, as noted in our Consolidated Statements of Operations. The net losses experienced during each of the last three fiscal years is largely attributable to high net interest expense, including $78.2 million in 2003, $69.4 million in 2004 and $55.2 million in 2005.

Long-Lived Assets
-----------------

As disclosed in footnote 2 to our consolidated financial statements, and consistent with paragraph 8 of Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," we assess impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess impairment of restaurant-level assets based on the operating cash flows of the individual restaurants and our plans for restaurant closings. We write down long-lived assets to fair value if, based on our analysis, the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets.

More specifically, we assess recoverability of company owned restaurant-level assets for individual restaurant units based on the following criteria, which we believe are indicators that the carrying value of the individual unit assets may not be recoverable:

     - Units experiencing rolling twelve month operating results of less than certain pre-determined thresholds,
     - Units that require more than a pre-determined number of years to recoup assets from operations, or
     - Units that have experienced other difficulties.

The process of determining which units are impaired involves the consideration of the following factors:

     - Forecasted unit-level cash flows assuming no growth in sales or improvement in operating margins
     - The number of months a unit has reported negative operating results
     - A comparison of financial results with previous periods (to identify problematic trends),
     - A comparison of financial results with other units (to identify global vs. unit-specific factors), and
     - Conversations with restaurant field managers to determine unit-specific factors.

If, based on an analysis of the above factors, we determine certain assets are impaired, we record an impairment loss for the amount by which the carrying amount of long-lived assets exceeds their fair value.

Applying the methodologies discussed above, we recorded impairment charges totaling $4.0 million, $1.1 million and $1.2 million in fiscal years 2003, 2004 and 2005, respectively, as reported in our Consolidated Statements of Operations. These impairment charges primarily relate to leasehold improvements and equipment in certain identified underperforming restaurants.

Intangible Assets with Finite Useful Lives
------------------------------------------

Franchise and Other Operating Agreements

When assessing the recoverability of franchise and other operating agreements, we consider operating results of individual franchise units, the trend of timely royalty receivable payments, and the current amount of royalty receivable that is past due. If an analysis of the above factors indicates that we will not recover the carrying amount of the related franchise and other operating agreement asset, we compare the fair value of the related assets to their book value. We then record an impairment loss for the amount by which the carrying amount of individual franchise and other operating agreements exceed their fair value and write those assets down to their fair value. We have recorded no impairment for franchise and other operating agreement assets in the past three years. However, in some cases, we have adjusted the lives of certain franchise agreements based on our analysis.


Other Indefinite Lived Intangible Assets and Goodwill
-----------------------------------------------------

Trademarks and Trade Names

As disclosed in footnote 2 to our consolidated financial statements, and consistent with paragraph 17 of SFAS 142, "Goodwill and Other Intangible Assets," we test trademarks and trade names for impairment at least annually, and more frequently if circumstances indicate impairment may exist. As part of the annual assessment, we determine whether events and changes in circumstances continue to support an indefinite useful life.

Our annual analysis involves comparing the estimated fair value of trademarks and trade names with the related carrying amount. We determine the fair value based on the estimated future cash flows of the Company using financial estimates prepared during our annual financial planning process (which generally includes forecasts for 1 to 3 years). For purposes of computing fair value, we do not assume growth in sales or improvement in operating margins for years in which specific forecasts have not been prepared. In addition, we also prepare a break even analysis to determine the point at which impairment of these assets would occur.

Our analysis of fair value using the present value of estimated future cash flows indicated that the fair value of trademarks and trade names exceeds their recorded value by a substantial amount (greater than 100%) at year-end. At December 28, 2005, we had approximately $42.3 million recorded for trademarks and trade names. Our break even analysis indicated that estimated annual operating cash flows would have to decline by more than 40% of 2005 actual operating cash flows before any impairment is indicated.

Applying the methodologies discussed above, we determined that there was no implied impairment to the carrying value of our trademarks and trade names at December 28, 2005.


Goodwill

As disclosed in footnote 2 to our consolidated financial statements, and consistent with paragraph 26 of SFAS 142, "Goodwill and Other Intangible Assets," we test goodwill for impairment at least annually, and more frequently if circumstances indicate impairment may exist.

Our annual analysis compares the estimated fair value of the Company with the carrying amount of our assets and liabilities. We estimate fair value using guidance included in paragraphs 23 through 25 of SFAS 142. Given our single reporting unit structure, we believe it is appropriate to use the market capitalization of our common stock in preparing a fair value analysis for these purposes.

Our analysis of fair value using the market capitalization of our common stock indicated that the fair value of goodwill exceeded its recorded value by a substantial amount (greater than 100%) at year-end. At December 28, 2005, we had approximately $50.2 million recorded for goodwill.

Applying the methodologies discussed above, we determined that there was no implied impairment to the carrying value of our goodwill at December 28, 2005.

It is our understanding that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. We acknowledge that staff comments from the Commission or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing. Further, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the details discussed in this response to your letter sufficiently address the comment raised. However, we are available to discuss this matter further.

                                  Respectfully,


                                  /s/ F. Mark Wolfinger
                                  ---------------------
                                  F. Mark Wolfinger
                                  Senior Vice President and
                                  Chief Financial Officer